February 10, 2005

BY HAND DELIVERY AND EDGAR
Mr. Michael Pressman, Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

    Re:
    Falcon Financial Investment Trust
    Schedule 14D-9 filed January 31, 2005
    Schedule 14D-9C filed on January 21, 2005

Dear Mr. Pressman:

        On behalf of Falcon Financial Investment Trust ("Falcon" or the "Company"), we are filing today with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to Schedule 14D-9 (SEC Registration No. 005-79428). Amendment No. 2 reflects changes made in response to the staff's comment letter dated February 8, 2005 (the "Comment Letter"). A copy of Amendment No. 2, which is marked to show changes from the initial filing made with the Commission on January 31, 2005, will be hand delivered to the staff.

        Falcon's responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment set forth in the Comment Letter.

Schedule 14D-9C

1.
We remind you and your counsel that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please avoid references to the safe harbor provisions of the Reform Act in future filings.

  Response:    Falcon acknowledges this comment and will avoid references to the safe harbor provisions of the Private Securities Litigation Reform Act in future filings.

Schedule 14D-9

  Item 4. The Solicitation or Recommendation

  Background of the Transaction, page 7

2.
Describe any efforts to seek any alternative transactions prior to entering the exclusivity agreement. If you elected not to seek competing offers, explain why not.

  Response:    As disclosed in the first paragraph of the "Background of the Transaction" section, in August 2003, prior to its initial public offering, Falcon explored various strategic alternatives, including the possibility of a sale of the company. In addition, we have revised the disclosure on pages 8 and 9 of Amendment No. 2 to explain the Board's determination, after considering Falcon's other strategic and financing alternatives, including the prospects for other potential suitors, to agree to a short exclusivity period with iStar.

3.
Describe the material terms of the offer by Kelly Capital. In addition, expand your disclosure to discuss with specificity the nature of the concerns with the $8.00 offer and why it was deemed inferior to the iStar offer.

  Response:    As disclosed in the paragraph first discussing the letter from Kelly Capital, the letter from Kelly Capital was not a firm offer but rather a preliminary indication of Kelly Capital's interest to open discussions with Falcon concerning a possible acquisition of Falcon at a purchase price of $8.00 per share, subject to due diligence and market conditions. We have revised the disclosure on page 10 of Amendment No. 2 to clarify that the letter indicated that the $8.00 per share price was simply meant to be a starting point for discussions regarding any possible transaction. In addition, we have revised the disclosure on pages 12 and 13 of Amendment No. 2 as requested to discuss in more detail the Board's concerns with Kelly Capital's preliminary indication of interest and its reasons for determining not to further pursue it.

4.
Disclose when you rejected the Kelly Capital offer.

  Response:    We have revised the disclosure on pages 10 and 11 of Amendment No. 2 as requested to clarify when Falcon's board determined not to further pursue Kelly Capital's preliminary indication of interest.

  Reasons for the Recommendation, page 11

5.
This section should describe all factors considered by the Board and forming the basis for its recommendation. See Rule 14e-2(a) of Regulation 14E. The introduction to this section indicates that the factors listed are not exhaustive.

  Response:    We have revised the disclosure on page 12 of Amendment No. 2 as requested.

6.
When listing the Board's reasons for discussing the transaction avoid conclusory statements. See Item 1012(b) of Regulations M-A. For example, expand the third reason to explain why Falcon's Operating and Financial Condition supports the Board's determinations.

  Response:    We have revised the disclosure on page 12 of Amendment No. 2 as requested.

7.
Expand your disclosure to explain the conflicts of interest in greater detail, providing quantification to the greatest extent practicable.

  Response:    We have revised the disclosure on page 5 of Amendment No. 2 as requested to quantify the number and value of the restricted shares held by certain of Falcon's executive officers and trustees that will have the vesting restrictions removed in connection with the tender offer. Except for what has already been disclosed by Falcon, we believe that there are no other conflicts of interest that are quantifiable.

  Closing Comments

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from Falcon acknowledging that:

  •
  the Company responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Response:    The Company has attached as Annex A to this letter the requested acknowledgement from Falcon.

*    *    *    *    *

        Should you have any questions concerning the above responses or Amendment No. 2, please do not hesitate to call me at (202) 637-6554.

                        Sincerely,

                        /s/ Stuart A. Barr

                        Stuart A. Barr

cc:
Vernon B. Schwartz
David A. Karp
Allison W. Berman
Falcon Financial Investment Trust

J. Warren Gorrell, Jr.
John B. Beckman
Hogan & Hartson L.L.P.

Annex A

[Falcon Financial Investment Trust letterhead]

U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

February 10, 2005

  In response to the comments received from the staff of the Securities and Exchange Commission (the "Commission") on February 8, 2005 in connection with the Schedule 14D-9 and Schedule 14D-9C filed by Falcon Financial Investment Trust (the "Company") on January 31, 2005 and January 21, 2005, respectively, the undersigned, a duly appointed officer of the Company, hereby acknowledges on behalf of the Company:

  1.
  The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

  2.
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

  3.
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FALCON FINANCIAL INVESTMENT TRUST
By:	/s/ David A. Karp David A. Karp President and Chief Financial Officer